UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For November 2018

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

Tower 2, Area D, Diantong Square

No. 7 Jiuxianqiao North Road

Chaoyang District, Beijing 100015

People’s Republic of China

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-212007) OF LIGHTINTHEBOX HOLDING CO., LTD. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Other Information

In the Form 6-K filed by LightInTheBox Holding Co., Ltd. (the “Company”), on November 8, 2018, the Company announced its entry into a Share Purchase Agreement (the “SPA”) with the shareholders (the “Sellers”) and founding parties (the “Founder Parties”) of Ezbuy Holding Co., Ltd, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Ezbuy”), to purchase (i) 100% of the total issued share capital of EzBuy, and (ii) shares of Ezbuy issuable under convertible promissory notes held by certain of the Sellers that will be converted effective as of the closing of the transaction.

This Form 6-K/A is being filed to include two exhibits to Schedule II to the SPA that were inadvertently omitted at the time of the announcement.  Those exhibits are EzBuy’s Directors’ Report and Financial Statements for the Years ended 31 December 2016 and 2017.

Exhibits

Exhibit 4.1                           Share Purchase Agreement, dated as of November 7, 2018, by and among the Company and the parties set forth therein

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LightInTheBox Holding Co., Ltd.

By:	/s/ Zhiping Qi
Name: Zhiping Qi
Title: Chief Executive Officer

Dated: November 14, 2018